Exhibit 99.1

GFL Environmental Inc. Announces Quarterly Dividend

VAUGHAN, ON, July 7, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Board of Directors of the Company has declared a cash dividend of US$0.012 for each outstanding subordinate voting share and multiple voting share of the Company for the second quarter of 2022.

The cash dividend will be paid on July 29, 2022 to shareholders of record at the close of business on July 18, 2022. The Company has designated this dividend as an eligible dividend within the meaning of the Income Tax Act (Canada).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

Forward Looking Statements

This release includes certain “forward-looking statements”, which are not guarantees or assurances of future performance. Because forward-looking statements are related to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. The declaration, timing, amount and payment of any future dividends remains at the discretion of GFL’s Board of Directors.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com